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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. 3)*

IONATRON, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

462070 10 3
(CUSIP Number)

Brad L. Shiffman, Esq.
Blank Rome LLP 405 Lexington Avenue New York, New York 10174 (212) 885-5000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

May 9, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e, 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. 902939 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert Howard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER* 13,270,862
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,875,000
EACH REPORTING	9.	SOLE DISPOSITIVE POWER* 13,270,862
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,875,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,145,862
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14.	TYPE OF REPORTING PERSON* IN

* See Item 5

Page 2 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), issued by Ionatron, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3716 East Columbia, Suite 120, Tucson, Arizona 85714.

Item 2. Identity and Background.

This statement is filed by Robert Howard (the "Reporting Person"). The address of the Reporting Person is 145 East 57th Floor - 4th Floor, New York NY 10022. The Reporting Person is a United States citizen.

Item 4. Purpose of Transaction.

On March 16, 2007, the Reporting Person transferred 60,000 shares of Common Stock to an educational institution to pay for the Reporting Person’s minor grandchildren’s tuition. On May 8, 2007, the Reporting Person sold 1,100,000 shares of Common Stock at a price of $5.3739 per share.

Item 5. Interest in Securities of the Issuer.

(a)-(b) According to the Company’s Form 10-Q for the Quarter Ended March 31, 2007, there were 78,225,936 outstanding shares of Common Stock on May 1, 2007. On May 8, 2007, the Reporting Person beneficially owned 16,145,862 shares of Common Stock of the Company which comprises 20.6% of the issued and outstanding Common Stock. Of such shares (i) 13,270,862 shares are directly owned by the Reporting Person, and (ii) 2,875,000 shares are owned by the Robert Howard Family Foundation (the “Foundation”), a not-for-profit, charitable enterprise. The Reporting Person is a director and shares voting and disposition over the shares of Common Stock held by the Foundation. The Reporting Person disclaims beneficial ownership of the shares held by the Foundation.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 9, 2007, the Reporting Person entered into a sales plan that complies with Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Plan”). The Plan provides for the broker to effect sales of up to 1,500,000 shares of Common Stock with a minimum price of $5.00 per share. The Plan provides for the broker to commence sales on September 1, 2007 and up to 100,000 shares per month (i) 100,000 shares per month from September 2007 through February 2008 and (ii) 150,000 shares per month from March 2008 through August 2008, until all shares under the Plan are sold or until the Plan expires on August 31, 2008, provided that any shares not sold in any given month can be rolled over to the following month. Under the Plan, the Reporting Person represented and agreed not to make any other open market sales of Common Stock, for his own account or any account in which he has an economic interest, from the date he entered into the Plan until the Plan expires.

Item 7.	Material to be filed as Exhibits.

Rule 10b5-1 Sales Plan entered into by the Registrant on May 9, 2007.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 9, 2007

/s/ Robert Howard
Robert Howard

Page 4 of 4 Pages

Rule 10b5-1 Sales Plan

I, Robert Howard (the “Seller”), have, as of the date set forth below, established this Sales Plan (the “Plan”) in order to sell shares of Ionatron, Inc., an Arizona corporation (the “Issuer”) shares of common stock, par value $.01 per share (the “Stock”), pursuant to the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.
Seller appoints RBC Dain Rauscher, Inc. (“RBC Dain”) to sell shares of Stock pursuant to the terms and conditions of this Plan and RBC Dain accepts such appointment subject to such terms and conditions.

a.
Starting on the date which is 1 day from the adoption of this Plan (the “Start Date”), RBC Dain will effect the sale on the NASDAQ National Market System (the “Principal Market”) of the Authorized shares of stock as set forth in Exhibit A attached hereto on any trading day or days on which the Principal Market is open and the Stock trades regular way on the Principal Market during the Designated Sale Period and at a Minimum Net Limit Price.

b.
Subject to Exhibit A attached hereto, RBC Dain will sell the number of shares of Stock determined in accordance with Exhibit A attached hereto under ordinary principles of best execution price. Within the guidelines of Exhibit A, RBC Dain may use its discretion regarding when and what number of shares it sells on any given day during any given Designated Sale Period (as defined in Exhibit A) . In particular, at the discretion of RBC Dain, shares allocated under the Plan for sale on a given day or date in a Designated Sale Period may be sold in bulk or in smaller increments, depending upon market demand and the Minimum Net Limit Price.

2.	The Plan will terminate on the earliest of:

a.	August 31, 2008; or

b.	the completion of all sales contemplated in Section 1 of the Plan; or

c.	RBC Dain’ receipt of notice of the death or mental incapacity of Seller; or

d.
RBC Dain’ receipt of written notice of termination by the Seller, certifying Seller’s desire to terminate the Plan and that Seller has consulted with his own legal advisors about the termination of the Plan; or

e.
the public announcement of a public offering or other distribution of securities by the Issuer in connection with a merger, acquisition, tender, or exchange offer, or other business combination resulting in the exchange or conversion of the shares of the Issuer into shares of a company other than the Issuer; or

f.	the receipt of written notice from Seller to terminate this Plan.

Seller shall notify RBC Dain of any of the foregoing termination events in the manner set forth in Section 12 of this Plan.

3.
Seller represents and agrees that he will not, for his own account on any account in which he has an economic interest, make any other open market sales of Stock, under Rule 144 or otherwise, at any time commencing from the date hereof and ending on the trading day after the Expiration Date (as defined in Exhibit A).

4.
The Plan shall be suspended (a “Plan Suspension”) immediately upon receipt by RBC Dain of written notice from Seller stating that Issuer has imposed trading restrictions on Seller that do not permit the execution of the Plan or a similar notice (“Issuer Restrictions”). RBC Dain will resume sales in accordance with Section 1, above, on the next day specified in the Plan after receiving written notice by the Seller stating that the relevant Issuer Restrictions have terminated.

5.
Notwithstanding Sections 2 and 3, no termination or Plan Suspension will apply to orders placed by RBC Dain prior to the receipt by RBC Dain of notice of the event giving rise to the termination or Plan Suspension.

6.
Seller understands that RBC Dain may not be able to effect a sale of the Stock due to a market disruption or a legal, regulatory or contractual restriction applicable to RBC Dain. If any sale of the Stock cannot be executed as required by Section 1 due to any such event, RBC Dain shall effect such sale as promptly as practical after the cessation or termination of such event.

7.	Rule 144 and Rule 145.

a.
Subject to receiving all necessary information from and signatures of Seller thereon, Seller requests and authorizes RBC Dain to complete and file on Seller’s behalf the Forms 144 necessary to effect the Plan, if any.

b.
Seller understands and agrees that RBC Dain will make the proper Form 144 filings for each sale, commencing with the date of the first sale made under the Plan, and that each Form 144 will state that the sales are being effected in accordance with a sales plan intended to comply with Rule 10b5-1.

c.	RBC Dain will conduct sales pursuant to Rule 144 and Rule 145, including applying Rule 144 volume limitations as if the sales under the Plan were the only sales subject to the volume limitations.

8.
RBC Dain has no obligation with respect to whether this Plan meets the provisions of Rule 10b5-1, and Seller hereby agrees to indemnify and hold harmless RBC Dain and its directors, officers, employees and affiliates from and against any and all claims, losses, damages and liabilities arising out of (a) any breach by Seller of the Plan or Seller’s violation of applicable law, (b) RBC Dain’ taking of actions or omission to take actions in compliance with the Plan, including its exercise of discretion in compliance with the Plan, and (c) investigations, inquiries and/or proceedings resulting from assertions that the Plan or sales made under the Plan do not comply with Rule 10b5-1 or with state securities laws or regulations prohibiting trading while in possession of material nonpublic information.

9.
The Plan may be modified or amended only upon the written agreement of Seller and RBC Dain and upon the receipt by RBC Dain of a certification by the Seller that the representations, warranties and covenants contained in the attached Client Representation Letter (incorporated herein by reference) are true and accurate as of the date of such modification or amendment.

10.	The Plan may be signed in counterparts, each of which will be considered an original.

11.	Neither party will assign his/her rights or obligations under the Plan without the written consent of the other party.

12.
The Plan, the attached Exhibit A and Client Representation Letter constitute the entire agreement and Plan between the Seller and RBC Dain and supercede any prior agreements or understandings regarding the Plan. The invalidity or unenforceability of any provision of the Plan will not affect the validity or enforceability of any other provision.

13.
Any and all notice required or permitted by this Plan will be deemed sufficient if in writing and if actually delivered or sent by certified mail (postage prepaid and return receipt requested), by a recognized overnight mail service or by a recognized courier service:

a.	If to RBC Dain:

RBC Dain Rauscher, Inc.
Attn: Mark Moskowitz
345 California St., 29th Floor
San Francisco, CA 94104

b.	If to Seller:

Robert Howard
145 E 57th Street, Fl 4
New York, NY 10022

This Plan will be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws and principles of that State.

The effective date of this Plan is the 9th day of May, 2007. Trading with respect to this Plan will not commence before September 1, 2007.

“Seller”

/s/ Robert Howard
Robert Howard
Title: Affiliate/10% Ownership
Issuer: Ionatron, Inc., a Delaware Corporation

RBC Dain Rauscher, Inc.

By: /s/ Mark Moskowitz
Mark Moskowitz
RBC Dain Rauscher
Senior Vice President - Financial Consultant

EXHIBIT A

Name of Seller: Robert Howard

Sale of Ionatron, Inc. Common Stock

Pursuant to the Rule 10b5-1 Sales Plan, RBC Dain Inc. is authorized and directed to sell those shares of Stock when set forth, and at such time or times as set forth in every calendar month set forth on Schedule A-1 attached hereto and incorporated herein by this reference (“Designated Sale Period”), provided the price per share of the Stock is at or above the amounts(s) set forth on Schedule A-1 attached hereto and incorporated herein by this reference (“Minimum Net Limit Price”). It is understood and agreed that all of the specified shares of Stock will be sold provided that that Minimum Net Limit Price is reached prior to the expiration of the Plan.

Shares not sold in any given month can be rolled to the next month until all shares are sold.

The first transaction may take place on September 1, 2007 and will continue until all of the authorized shares have been sold or until the expiration of the Plan on August 31, 2008 (the “Expiration Date”), unless the Plan is terminated earlier pursuant to the provisions of Paragraph 2 of the Plan.

I affirm that, upon implementation of the Plan, I do not possess or know of any material, non-public information that is influencing my decision to enter into this Plan.

/s/ Robert Howard
Seller: Robert Howard
Title: Affiliate/10% Ownership
Issuer: Ionatron, Inc., a Delaware Corporation

Schedule A-1

Please be advised that I am hereby instructing RBC Dain Rauscher to execute transactions in Ionatron, Inc., securities in my RBC Dain Rauscher account number 1101-1200-0728 as follows:

Plan A

Designated Sale Period:
Beginning on September 1, 2007 and ending August 31, 2008, sell the following:

•	1,500,000 shares of IOTN (Ionatron, Inc.)
Sell a maximum of (i) 100,000 shares per month from September 2007 through February 2008 and (ii) 150,000 shares per month from March 2008 through August 2008 and, if the stock reaches a minimum net limit price of $5.00 or above.

Any unexecuted trades for one calendar month are to be carried forward to the following calendar month and added to the quantity to be sold with the next tranche of shares.

The sales set forth in this Schedule A-1 shall be subject to the sole discretion of RBC Dain Rauscher, subject to the amounts to be sold, the price at which and the date on which shares are to be sold in each case as set forth in this Schedule A-1, to the extent Seller does not exercise any subsequent influence over how, when, or whether to effect such sales.

Rule 10b5-1 Client Representation Letter

May 9, 2007

RBC Dain Rauscher, Inc.
345 California St., 29th Floor
San Francisco, CA 94104

Attn: Mark Moskowitz

Ladies and Gentlemen:

In consideration of RBC Dain Rauscher, Inc. (“RBC Dain”) accepting orders to sell securities under a written plan dated the date hereof (the “Plan”) and established by me under SEC Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended, I make the following representations, warranties and covenants:

1.	A true and accurate copy of the Plan is attached.

2.
I am entering into the Plan in good faith, in compliance with the requirements of Rule 10b5-1, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other federal securities laws. As of the date hereof, I am not aware of any material nonpublic information about Brightpoint, Inc., an Indiana corporation (the “Issuer”) or its securities.

3.
I have consulted with my own advisors as to the legal, tax, business and financial aspects of, and have not relied on RBC Dain in connection with my adoption and implementation of the Plan. After consultation with such advisors, I confirm that the Plan meets the requirements of 10b5-1. I acknowledge that RBC Dain is not acting as a fiduciary or an advisor for me.

4.	I own all of the shares that are subject to the Plan free and clear of liens, encumbrances, or other limitations on disposition of any kind.

5.	While the Plan is in effect, I agree that:

a. I will not enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by the Plan (including, without limitation, with respect to any securities convertible or exchangeable into those securities) and I will not alter or deviate from the terms of the Plan; and

b.	I will notify RBC Dain in advance of any sales or purchases of, or derivative transactions on, any of the Issuer’s securities that I propose to make outside of the Plan.

6.
I further agree that, while the Plan is in effect, I will not exercise any subsequent influence over how, when or whether sales are effected under the Plan, and I will not disclose to any person at RBC Dain effecting sales under the Plan for me any information concerning the Issuer or its securities that might influence the execution of the Plan, including any material, nonpublic information concerning the Issuer or its securities.

7.	Compliance with insider trading policies.

a.	I confirm that the Plan does not violate the Issuer’s insider trading policies.

b.
I confirm that I have informed the Issuer of the existence and provisions of the Plan, and, if necessary under the Issuer’s insider trading policies, authorized representatives of the Issuer have approved the Plan and been provided with a copy of the Plan.

8.
I agree to make or cause to be made in a timely manner all necessary filings applicable to me, including Rule 144 filings, filings pursuant to Sections 13 and 16 of the Exchange Act, and any other filings necessary pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act.

9.
The execution and delivery of the Plan by me, and the transactions contemplated by the Plan, will not contravene any provision of applicable law or any agreement or other instrument binding on any of my affiliates or me, or any judgment, order or decree of any governmental body having jurisdiction over any of my affiliates or me.

10.
I agree to give RBC Dain notice as soon as possible of (a) any subsequent legal, contractual or regulatory restrictions imposed on me due to changes in the securities (or other) laws, contractual restrictions, or anticipated or changed events, that would prevent RBC Dain or me from complying with the Plan and (b) the occurrence of any event that could cause the Plan to terminate or be suspended under Section 2 or Section 3 of the Plan.

11.	Compliance with Rule 144 and Rule 145

a.
I understand and agree that if I am an affiliate or control person for purposes of Rule 144 under the Securities Act, or if the securities subject to the Plan are restricted securities subject to limitations under Rule 144 or eligible for resale under Rule 145, then all sales of securities under the Plan will be in accordance with the applicable provisions of Rule 144. I represent that all shares to be sold under the Plan are eligible for sale under Rule 144 or Rule 145.

b.	I agree:

(i)
to promptly sign and deliver to RBC Dain the Forms 144 that RBC Dain may request in connection with the Plan, and to note on such Forms that “This proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1, previously adopted on May 9, 2007, and the representation below regarding seller’s knowledge of material information speaks as of that plan adoption date”; and

(ii)
not to take, and to cause any person or entity with which I would be required to aggregate sales pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the sales of securities under the Plan not to meet all the applicable requirements of Rule 144 or Rule 145.

Very truly yours,

/s/ Robert Howard
Seller: Robert Howard
Title: Affiliate/10% Ownership
Issuer: Ionatron, Inc., an Delaware Corporation